Exhibit 99.1

NEWS RELEASE
July 17, 2013
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN MINERALS LTD. ANNOUNCES CLOSING OF $5.47 MILLION
NON-BROKERED PRIVATE PLACEMENT

Almaden Minerals Ltd. (“Almaden” or the “Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce that it has closed a non-brokered private placement by the issuance of 4,376,000 units (“Units”) at $1.25 per Unit to a small group of Mexican and Mexican focussed strategic investors.  Each Unit consists of one common share and one non-transferable common share purchase warrant (“Warrant”).  Each Warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016.  A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement.

Morgan J. Poliquin, President and CEO of Almaden noted that “We were approached by a small group of strategic investors some of whom are already long term shareholders of the Company. This group of people are focussed on Mexico and are excited about the potential of our Ixtaca gold-silver project and the prospect generation process that Almaden follows. We are convinced that these investors will provide important support for the Company in developing this exciting Mexican asset. Most importantly this financing allows us to confidently continue our Ixtaca exploration and development program, which the Company had previously considered modifying in the context of the present very challenging financial marketplace. We are pleased to be able to continue our exploration efforts at a conservative and prudent pace.”

Duane Poliquin, Chairman of the Board of the Company, as to 40,000 Units, Gerald Carlson, a Director of the Company, as to 16,000 Units, and Mark Brown, a Director of the Company, as to 20,000 Units through his private company, Pacific Opportunity Capital Ltd., acquired Units under the private placement.  Such participation in the private placement is considered to be a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101”).  The transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units issued to, nor the consideration paid by, such persons exceeds 25% of the Company’s market capitalization.

Following completion of this private placement, Almaden has approximately $16.9 million in cash.  In addition, Almaden has equity holdings valued at approximately $5.4 million and 1,597 ounces of physical gold in inventory currently valued at approximately $2.1 million.  Almaden intends to use the funds to advance its Ixtaca gold-silver deposit towards the completion of advanced engineering studies and for general working capital.

About Almaden
Almaden is a well-financed mineral exploration company working in North America.  The Company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts.  Almaden’s business model is to provide shareholders with opportunities of capital gain by using its technical expertise to find, acquire and develop early-stage mineral properties.  The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to the intended use of proceeds and continuation of the exploration and development program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

THIS NEWS RELEASE IS A MATTER OF RECORD ONLY, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THE OFFERING IN QUESTION WAS NOT REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND THE SECURITIES SOLD IN SUCH OFFERING MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.